Exhibit 99.1

Pulsenmore Strengthens U.S. Commercial Leadership, Appoints Med-Tech Veteran David Woods as Chief Commercial Officer

Expanded commercial team to accelerate U.S. growth as demand for accessible prenatal care and federal rural health investments create new opportunities

Ramat Gan, Israel, October 13, 2026 - Pulsenmore Ltd. (Nasdaq/TASE: PLSM) (“Pulsenmore” or the “Company”), a pioneer in patient-operated home ultrasound technology, today announced the appointment of David Woods as Chief Commercial Officer (CCO), alongside the expansion of its U.S. commercial team, as the Company scales its presence in the U.S. healthcare market.

David Woods brings more than 25 years of medtech leadership experience, most recently serving as CCO at Creo Medical. Previously, he held senior executive roles at PENTAX Medical, including President and CEO of PENTAX Medical Americas.

Following FDA De Novo authorization of its home prenatal ultrasound system, Pulsenmore has launched U.S. commercial operations and entered a strategic collaboration with Ouma Health. The Company’s technology is designed to enable pregnant women to perform ultrasound scans at home, with remote physician interpretation, helping healthcare providers extend prenatal monitoring beyond traditional care settings.

Pulsenmore sees significant commercial potential in addressing gaps in maternal care access, particularly in underserved and rural communities. As part of its U.S. growth strategy, the Company is exploring opportunities associated with the U.S. federal Rural Health Transformation Program (RHTP), which supports state-led initiatives to improve rural healthcare access, including maternal health services and technology-enabled care.

“We believe the U.S. market presents a significant opportunity for Pulsenmore, with growing recognition of the need to bring maternal care closer to patients,” said Dr. Elazar Sonnenschein, CEO and founder of Pulsenmore. “Our commercial progress, together with new investments in rural healthcare, reinforces our commitment to this market. Expanding our commercial team and bringing David on board reflect our focus on translating this opportunity into sustainable growth.”

“I’m excited to join Pulsenmore and support its commitment to advancing women’s health. Bringing ultrasound into the home has the potential to make maternal care more accessible and connected, helping women feel informed and supported throughout their pregnancies. I look forward to contributing my experience to help expand that impact,” said David Woods, incoming Chief Commercial Officer of Pulsenmore.

About Pulsenmore

Pulsenmore Ltd. (Nasdaq/TASE: PLSM) is a healthcare technology company focused on transforming women’s healthcare through remote ultrasound and telemedicine solutions. The Company develops patient-operated ultrasound systems that enable remote clinical assessment and monitoring, with applications across pregnancy and fertility care.

Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding the Company’s plans to expand its commercial organization and scale its presence in the U.S. healthcare market; the expected contributions of David Woods and the Company’s expanded commercial team to the Company’s growth strategy; the commercialization, market adoption and potential benefits of the Company’s home prenatal ultrasound system and remote monitoring platform; the Company’s strategic collaboration with Ouma Health; the Company’s ability to expand access to prenatal and maternal care, including in underserved and rural communities; opportunities that may arise from the federal Rural Health Transformation Program and other investments in rural healthcare; and the potential size, growth and commercial opportunities of the U.S. maternal healthcare market.

Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F, filed with the SEC on March 30, 2026. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia
MS-IR LLC
msegal@ms-ir.com